Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiary corporations of the registrant.  All subsidiaries are wholly-owned directly or indirectly by Adams Resources & Energy, Inc. (the “Company”).  The Company’s consolidated financial statements include the accounts of all subsidiaries.

Subsidiary	Jurisdiction of Incorporation or Formation

Service Transport Company	Texas
Ada Crude Oil Company	Texas
Ada Mining Corporation	Texas
Classic Coal Corporation	Delaware
GulfMark Energy, Inc.	Texas
Adams Resources Medical Management, Inc.	Texas
Ada Resources, Inc.	Texas
Red River Vehicle Holdings LLC	Texas
Victoria Express Pipeline L.L.C.	Texas
GulfMark Terminals, LLC	Texas
ARE Captive, Inc.	Texas
Firebird Bulk Carriers, Inc.	Texas
Phoenix Oil, Inc.	Texas
GulfMark Asset Holdings, LLC	Texas